Mail Stop 6010



	August 25, 2006


Steven Cozine
Director and Chief Executive Officer
Zandaria Ventures Inc.
535 Thurlow Street, Suite 600
Vancouver, British Columbia
Canada V6E 3C2

Re:	Zandaria Ventures Inc.
	Amendment No. 6 to Registration Statement on Form SB-2
      Filed August 14, 2006
	File No. 333-127389

Dear Mr. Cozine:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1 - Legality Opinion

1. Given the limitations in the second to last paragraph of the currently filed opinion, please file a signed legal opinion which is dated as of the date you intend the registration statement to go effective.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Burton at (202) 551-3626, or Kevin
Vaughn
at (202) 551-3643, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim
Buchmiller at (202) 551-3635 or me at (202) 551-3800 with
questions
regarding our comments on any other part of your filing.

	Sincerely,



	Peggy A. Fisher
	Assistant Director
Steven Cozine
Zandaria Ventures Inc.
August 25, 2006
Page 2